

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

Jeffrey L. Vigil
Vice President-Finance and Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

> **Re:  Westwater Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2020**
> **File No. 333-250857**

Dear Mr. Vigil:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc:    Paul Hilton, Esq.